[Next, Inc. Letterhead]

June 1, 2006

Filed as EDGAR correspondence.

United States Securities and

Exchange Commission

Washington, DC 20549

Re:  Next, Inc. (the “Company”)

Amendment Withdrawal Request Withdrawal filed May 31, 2006 related to:

Amendment No. 2 to Registration Statement on Form SB-2/A (“Registration Statement”)

Registration No. 333-123033

Dear Ladies and Gentlemen:

We hereby apply for the above-referenced Amendment Withdrawal Request Withdrawal to be withdrawn.  The grounds for the withdrawal are as follows:

The Amendment Withdrawal Request Withdrawal was actually an Amendment Withdrawal Request that was filed under an incorrect EDGAR code.  We would like to withdraw the withdrawal so that the original request can be filed under the proper code.

If you have any questions about this application, please call our attorney, Frank M. Williams, at (423) 785-8206.

Sincerely,

/S/ Charles L. Thompson

Charles L. Thompson

Chief Financial Officer of Next, Inc.